January 22, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Larry L. Greene

Re:	Blackstone Real Estate Income Fund
Registration Statement on Form N-2, File Nos. 811-22900 and 333-191736
Blackstone Real Estate Income Fund II
Registration Statement on Form N-2, File Nos. 811-22907 and 333-191906
Blackstone Real Estate Income Master Fund
Registration Statement on Form N-2, File No. 811-22908

Ladies and Gentlemen:

On behalf of Blackstone Real Estate Income Fund, Blackstone Real Estate Income Fund II and Blackstone Real Estate Income Master Fund, please find a reproduction of email correspondence to the staff of the Securities and Exchange Commission (the “Staff”) dated January 10, 2014 in connection with the oral comments received January 7, 2014 from the Staff, relating to the above referenced Registration Statements.

“Larry:

As we agreed on the phone earlier this week, we are writing in response to your comment #11 to explain further why we believe it is appropriate for the funds to bear certain expenses rather than the adviser. You noted in your original comment letter that under Fund Expenses the disclosure indicates that each fund is responsible for its own expenses, including finders, consulting, research, and investment-related due diligence (including related travel). You requested that we explain to the staff why these expenses are not borne by the adviser, Blackstone Real Estate Income Advisors L.L.C. (the “Investment Manager”). In our discussions, you also noted that Section 15(a)(1) of the Investment Company Act of 1940, as amended, requires that an investment advisory contract “precisely describe all compensation to be paid thereunder” and expressed concern that investment-related expenses could balloon. We believe that the current form of Investment Management Agreement filed with each fund’s registration statement, specifically Section 4 entitled “Expenses”, complies with Section 15(a)(1). The items listed in Section 4 are considered direct fund expenses or investment-related expenses (e.g., costs and expenses directly related to portfolio transactions and positions for a fund’s account), and are not part of the advisory fee or expenses typically borne by the adviser. The Investment Manager does bear its own operating and overhead expenses attributable to its duties (such as salaries, bonuses, rent, office and administrative expenses, depreciation and amortization, and auditing expenses). The contract clearly sets forth the compensation to be paid to the Investment Manager and the expenses borne by the Fund should not be viewed as compensation to the Investment Manager as they are not expenses that would typically be borne by an advisor.

The fund expenses you highlighted are investment-related and are proper fund expenses. The funds consider investment-related expenses such as due diligence expenses as a cost of making certain investments in a manner similar to brokerage commissions. Like brokerage commissions, those expenses typically will reduce a fund’s cost basis in the asset acquired.

Additionally, as we noted in our initial response, each investment management agreement was reviewed and approved by the Board of Trustees of each of the funds. At each subsequent renewal of the investment management agreements, the Board of Trustees will review the funds’ expenses, as well as compare them to the funds’ peers. Also, the Board of Trustees will review the profitability of the Investment Manager from its relationship with the funds in determining the fairness of the investment advisory fees payable by the funds.

Finally, from an investor’s standpoint, the expenses to be borne by the funds are clearly disclosed in the prospectuses and will also be set forth in the funds’ financial statements.

As we discussed, below please find relevant excerpts of investment management agreements of other master/feeder funds with similar expense provisions.

As you know, we would like to resolve this issue as soon as possible so that the funds’ registration statements can be declared effective. We would appreciate it if you would get back to us as soon as possible.

Many thanks,

Sarah E. Cogan and Rafael Vasquez

Gottex Multi-Asset Endowment Fund

Except as provided herein or in another agreement between the Fund and the Investment Adviser, the Fund shall bear all expenses incurred in its business and operations, other than those borne by the Investment Adviser, the Fund’s distributor, or the Fund’s administrator pursuant to their agreements with the Fund, including, but not limited to (as applicable): investment related expenses (e.g., costs and expenses directly related to portfolio transactions and positions for the Fund’s account such as direct and indirect expenses associated with investments, transfer taxes and premiums, taxes withheld on foreign income, brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold short but not yet purchased and margin fees); the Management Fee; sub-advisory fees (only pursuant to those sub-advisory agreements that obligate the Fund to pay the applicable Sub-Advisers); the Incentive Fee; fees paid to the Fund’s distributor; any non-investment related interest expense; offering expenses; operating expenses (including, but not limited to, printing expenses, legal expenses, internal and external accounting, audit and tax preparation expenses registration, licensing (including certain research databases and software and certain administrative software), government filing fees, costs of background checks of portfolio managers of underlying portfolio funds, mailing costs for investor reports, interest, taxes, costs and other expenses associated with the operation of the Fund), administrative expenses and fees; custody and escrow fees and expenses; insurance costs; fees and travel-related expenses of members of the Board who are not employees of the Investment Adviser or any affiliate of the Investment Adviser; all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions among the Investment Adviser and any custodian or other agent engaged by the Fund; and any extraordinary expenses. The Fund also indirectly bears fees and expenses of the Master Fund, as an investor in underlying portfolio funds.

http://www.sec.gov/Archives/edgar/data/1491092/000090266410003440/p10-1807exh_g.htm

CPG Carlyle Private Equity Master Fund

During the term of this Agreement, the Fund will bear all expenses incurred in the business of the Fund, other than those not specifically assumed by the Adviser and other service providers pursuant to their agreements with the Fund. Expenses to be borne by the Fund will include, but are not limited to, the following: (1) all expenses related to its investment program, including, but not limited to: (i) expenses borne indirectly through the Fund’s investments in the Investment Funds, including any fees and expenses charged by the Investment Fund Managers (such as management fees, performance or incentive fees or allocations and redemption or withdrawal fees); (ii) all costs and expenses directly related to portfolio transactions and positions for the Fund’s account, such as direct and indirect expenses associated with the Fund’s investments in Investment Funds (whether or not consummated), and enforcing the Fund’s rights in respect of such investments; (iii) transfer taxes and premiums; (iv) taxes withheld on non-U.S. dividends; (v) fees for data and software providers; (vi) research expenses; (vii) professional fees (including, without limitation, the fees and expenses of consultants, attorneys and experts); (vii) if applicable, brokerage commissions, interest and fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold short but not yet purchased and margin fees; and (viii) all other expenses; (2) the Advisory Fee (as defined below); (3) all costs and expenses (including costs and expenses associated with the organization and initial registration of the Fund) associated with the operation and registration of the Fund, including, without limitation, all costs and expenses associated with the repurchase offers, offering costs, and the costs of compliance with any applicable Federal or state laws; (4) the fees of the Directors who are not “interested persons” (as defined in the 1940 Act) of the Fund (the “Independent Directors”) and the fees and expenses of independent counsel thereto, and the costs and expenses of holding any meetings of the Board or Investors that are regularly scheduled, permitted or required to be held under the terms of the Fund’s Limited Liability Company Agreement, as may be amended or amended and restated from time to time, the 1940 Act or other applicable law; (5) a portion, as determined by the Directors, of the compensation payable to the Fund’s chief compliance officer, and expenses attributable to implementing the Fund’s compliance program; (6) the fees and expenses of performing research, risk analysis and due diligence, including third party background checks; (7) the fees and disbursements of any attorneys, accountants, independent registered public accounting firms and other consultants and professionals engaged on behalf of the Fund and the Independent Directors; (8) a portion, as determined by the Directors, of the costs of a fidelity bond and any liability or other insurance obtained on behalf of the Fund, the Adviser or the Directors or the officers of the Fund; (9) recordkeeping, custody and transfer agency fees and expenses; (10) all costs and expenses of preparing, setting in type, printing and distributing reports and other communications to Investors; (11) all expenses of computing the Fund’s net asset value, including any equipment or services obtained for the purpose of valuing the Fund’s investment portfolio, including appraisal and valuation services provided by third parties; (12) all charges for equipment or services used for communications between the Fund and any custodian or other agent engaged by the Fund; (13) the fees of custodians, other service providers to the Fund including transfer agents and depositaries, and other persons providing administrative services to the Fund; (14) any extraordinary expenses, including indemnification or litigation expenses; (15) all taxes to which the Fund may be subject, directly or indirectly, and whether in the United States, any state thereof or any other U.S. or non-U.S. jurisdictions; and (16) such other types of expenses as may be approved from time to time by the Board.

http://www.sec.gov/Archives/edgar/data/1560917/000089968113000030/cpgcpemf-ex99g_010813.htm

Arden Sage Multi-Strategy Fund

Except as provided herein or in another agreement between the Fund and the Investment Adviser, the Fund shall bear all of its own expenses, including: all investment related expenses (e.g., fees paid directly or indirectly to Portfolio Managers, all costs and expenses directly related to portfolio transactions and positions for the Fund’s account such as direct and indirect expenses associated with the Fund’s investments, including its investments in the Master Fund or Portfolio Funds, transfer taxes and premiums, taxes withheld on foreign dividends and, if applicable in the event the Fund utilizes a Portfolio Account, brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased and margin fees); all costs and expenses associated with the establishment of any Portfolio Accounts; any non-investment related interest expense; fees and disbursements of any attorneys and accountants engaged by the Fund; audit and tax preparation fees and expenses of the Fund; all costs and expenses associated with background checks on Portfolio Managers; all costs and expenses associated with retaining independent third parties to provide risk management services to the Fund; administrative expenses and fees; custody and escrow fees and expenses; the costs of an errors and omissions/directors and officers liability insurance policy and a fidelity bond; the Investment Advisory Fee; the management fee; the distribution fee; the Member servicing fee; fees and travel-related and other expenses of members of the Board of Managers who are not employees of the Adviser or any affiliated person of the Adviser; all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions among the Adviser and any custodian or other agent engaged by the Fund; any extraordinary expenses; and such other expenses as may be approved from time to time by the Board of Managers.

http://www.sec.gov/Archives/edgar/data/1329992/000139834412001422/fp0004691_ex99g.htm

Rafael Vasquez

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Tel: (212) 455-3566

Fax: (212) 455-2502

rvasquez@stblaw.com

                                                         ”

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

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